Frederic Dorwart, Lawyers PLLC

Attorneys at Law

Old City Hall	Telephone (918) 583-9928
124 East Fourth Street	Facsimile (918) 584-2729
Tulsa, Oklahoma 74103

MEMORANDUM

date:	December 6, 2017

subject:	Responses to Comments from SEC regarding the Cavanal Hill Funds’ (“CHF,” the “Funds” or, individually, a “Fund”)
•	Post-Effective Registration Statement filed October 6, 2017

from:	Amy E. Newsome Frederic Dorwart, Lawyers, Fund Counsel

to:	Anu Dubey, Securities Exchange Commission (“SEC”)

cc:	Cheryl Briggs, Jim Huntzinger, Brian Henderson, Bill King

The following comments were provided by Ms. Anu Dubey (the “SEC Reviewer”) in a phone conversation with Amy Newsome, Legal Counsel to CHF, on November 16, 2017. Please see CHF’s responses to the comments (the “Response to Comments”) and let us know if you have any further questions.

Comment #1: General Comment – Statutory Prospectus – All Funds. Please confirm in Response to Comments that the language in the introductory paragraph to the “Fees and Expenses” table is intended to allow for use of Institutional Share Classes of the Funds as “clean shares” per the Capital Group No Action Letter.

Fund Response: CHF confirms that it intends to allow the Institutional Share Class of each of the Funds to be purchased as “clean shares” per the Capital Group No Action Letter.

Comment #2: General Comment – Statutory Prospectus – All Funds. For each Fund that discloses a fee waiver in the footnotes to the “Fees and Expenses” table, confirm that the applicable fee waiver agreement has been filed or include a copy of the contract in the 485B filing. Additionally, describe any ability for recoupment or state, “none” in Response to Comments.

Fund Response: A copy of each contract that provides current fee waivers is either on file or shall be filed in Part C of CHFs’ next 485B filing. None of the fee waivers is subject to a right of recoupment.

Comment #3: Statutory Prospectus – U.S. Treasury Fund – Annual Total Returns Table introductory language, last three sentences, pg. 3. The language states:

“The Select and Premier Class Shares have not commenced operations as of the date of this prospectus. In each case, when predecessor information is used, performance has not been adjusted to reflect the differences in fees and other expenses between classes. The shares would have substantially similar performance because shares are invested in the same portfolio of securities and the performance would have differed only to the extent that the classes have different expenses.”

If the returns are higher using predecessor information, add a statement that “returns shown would have been lower if current expenses had been applied.”

Fund Response: The expenses of the U.S. Treasury Fund retail share class, the predecessor to the Administrative Class Shares, were substantially similar to those of the Administrative Class. Each represents the class with the highest level fees available for sale during the relevant period. Because the share class with the highest level fees is used in the presentation, if current expenses had been used instead, the performance would be higher than what is shown. CHF uses “differ” rather than “lower” out of conservatism and because actual numbers could be affected by waivers that have been in place from time to time.

Comment #4: General Comment – Statutory Prospectus – All Funds – Payments to Broker-Dealers and Other Financial Intermediaries. Consider whether the last sentence is necessary or if the concept is already covered in the introductory language to the section.

Fund Response: CHF does not see the provisions as duplicative. The introductory sentence is intended to convey the possibility that the Fund or its service providers may pay an intermediary in association with a sale. The last sentence is intended to disclose the possibility that the purchaser may be required to pay a separate fee to an intermediary where the Fund does not impose any sales or distribution fee.

Comment #5: General Comment – Statutory Prospectus – Funds with Ratings References like the following in the Principal Investment Strategy of the Fund:

“Such [debt] obligations are rated within the four [or three] highest ratings categories assigned by an NRSRO.”

Are all such obligations “investment grade”? If yes, please indicate that is the case.

Fund Response: The currently effective Limited Duration Fund, Moderate Duration Fund, Bond Fund, Intermediate Tax-Free Bond Fund, Active Core Fund and Mid Cap Core Equity Fund and the new Ultra Short Tax-Free Income Fund have language that is similar to what is noted above. In each case, the obligations are “investment grade” at the time of purchase. Those Funds will state that is the case. However, the Intermediate Tax-Free Bond Fund and the Ultra Short Tax-Free Income Fund actually impose a higher standard with respect to a portion of net assets (i.e., obligations within the three highest ratings categories at the time of purchase). Those Funds will state that obligations are “investment grade or better” at the time of purchase.

As indicated in the Prospectus, if the rating of a security is downgraded after purchase, the portfolio management team will determine whether it is in the best interest of the Fund’s shareholders to continue to hold the security.

The proposed Strategic Enhanced Yield Fund Principal Investment Strategy anticipates a significant portion of assets will be invested in non-rated securities or securities rated below investment grade at the time of purchase.

Comment #6: General Comment – Statutory Prospectus – Principal Investment Strategy of several Funds provide:

“The Fund will seek to increase the value of your investment through a combination of income and capital gains.”

Consider removal of the sentence, as it may be duplicative of the Investment Objective.

Fund Response: The Fund agrees that the language is not necessary and it has been removed.

Comment #7: Statutory Prospectus – Limited Duration Fund – Principal Investment Strategy, pg. 8. Explain in Response to Comments why it is appropriate for a limited duration fund to have a duration of up to 3½ years.

Fund Response: The Fund uses the Merrill Lynch 1-5 Year U.S. Corporate/Government Index as a benchmark. This is viewed as a limited duration benchmark. The benchmark average duration in the low interest rate environment that has existed for several years has been around 2.7 years. The Fund wants the ability, when appropriate, to take interest rate opportunities up to 125% above the actual benchmark duration. For example, 2.7 years works out to 3.375 years. The practical limit is often about 0.10 years below the stated limit, to account for potential redemptions. The 3.5 years was chosen as an appropriate level given possible variations in the benchmark while reflecting a preference for a shorter duration than the benchmark permits.

Comment #8: Statutory Prospectus – Limited Duration Fund – Principal Investment Risks, pg. 8. The Fund includes Collateralized Mortgage Obligations Risk but there were no/limited CMOs in current holdings list reviewed by SEC. Consider whether CMO investment is a principal Investment Strategy and Risk or remove. Additionally, please advise as to how much of the non-agency MBS is investment grade and how much is not.

Fund Response: A material percentage of the Fund is invested in agency CMOs. The Fund also considers most of the non-agency mortgage securities it invests in to be CMOs. The Principal Investment Strategy and Risks are appropriate.

The Limited Duration Fund currently holds about 30% of its net assets in agency CMO and 25% in non-agency MBS and ABS. In accordance with its prospectus, the Fund only invests in securities that are investment grade at the time of purchase, or, if not rated, found by the Adviser under guidelines approved by the CHF’s Board of Trustees to be of comparable quality at the time of purchase. Approximately 6% of the Fund’s current net assets have been downgraded below investment grade since the time of purchase.

Comment #9: Statutory Prospectus – Limited Duration Fund – Average Annual Total Returns table introductory language, pg. 9. Revise discussion of prior fees and performance to be more general; if lower, so state.

Fund Response: The Fund revised the language to simplify the disclosure.

Comment #10: Statutory Prospectus – Limited Duration Fund – Average Annual Total Returns table introductory language, pg. 9. The relevant language is included in the prior comment. In accordance with Instruction 1 for Item 26(b)(1), the table should reflect sales loads. Revise sentence and delete “(No Load)” line from table under A Shares.

Fund Response: The Fund revised the quoted language to add the italicized portion at the end of the following: “Accordingly, had the A Shares of the Fund been offered for periods before May 2, 2011, the performance information would have been different as a result of lower annual operating expenses and a lower sales load.” The Fund also removed the A Shares “Return Before Taxes (No Load) line from the table.

Comment #11: Statutory Prospectus – Moderate Duration Fund, pg. 11. The Shareholder Report dated 2/2017 sometimes identifies this Fund as the Moderate Duration Bond Fund. Make correction in all future Fund filings.

Fund Response: The Fund will endeavor to identify and correct all instances in which “Bond” is incorrectly included in the name.

Comment #12: Statutory Prospectus – Moderate Duration Fund – Principal Investment Strategy, pg. 12. Explain in Response to Comments why it is appropriate for a moderate duration fund to have a duration of “less than 5 years.”

Fund Response: The five year duration was intended to distinguish this Fund from a “core” fund, which would typically have a duration in excess of 5 years. The benchmark duration is 4.25 years. The Fund has no intention to decrease the duration below a year and has added a lower limit of 2 years.

Comment #13: Statutory Prospectus – Moderate Duration Fund – Principal Investment Risks, pg. 12. The Fund includes Collateralized Mortgage Obligations Risk but there were no/limited CMOs in current holdings list reviewed by SEC. Consider whether CMO investment is a principal Investment Strategy and Risk or remove. Additionally, please advise as to how much of the non-agency MBS is investment grade and how much is not.

Fund Response: A material percentage of the Fund is invested in agency CMOs. The Fund also considers most of the non-agency mortgage securities it invests in to be CMOs. The Principal Investment Strategy and Risks are appropriate.

The Moderate Duration Fund currently holds about 35% of its net assets in agency CMO and an additional 5% in non-agency MBS. In accordance with its prospectus, the Fund only invests in securities that are investment grade at the time of purchase, or, if not rated, found by the Adviser under guidelines approved by the CHF’s Board of Trustees to be of comparable quality at the time of purchase. Approximately 4% of the Fund’s current net assets have been downgraded below investment grade since the time of purchase.

Comment #14: Statutory Prospectus – Bond Fund – Principal Investment Risks, pg. 16. The Fund includes Collateralized Mortgage Obligations Risk but there were no/limited CMOs in current holdings list reviewed by SEC. Consider whether CMO investment is a principal Investment Strategy and Risk or remove. Additionally, please advise as to how much of the non-agency MBS is investment grade and how much is not.

Fund Response: A material percentage of the Fund is invested in agency CMOs. The Fund also considers most of the non-agency mortgage securities it invests in to be CMOs. The Principal Investment Strategy and Risks are appropriate.

The Bond Fund currently holds about 30% of its net assets in agency CMO and an additional 5% in non-agency MBS. In accordance with its prospectus, the Fund only invests in securities that are investment grade at the time of purchase, or, if not rated, found by the Adviser under guidelines approved by the CHF’s Board of Trustees to be of comparable quality at the time of purchase. Approximately 2% of the Fund’s current net assets have been downgraded below investment grade since the time of purchase.

Comment #15: Statutory Prospectus – Strategic Enhanced Yield Fund – Investment Objective, pg. 19. Review Names Rule FAQs (45(d)(1). Because “yield” is in the name, the objective should emphasize income/yield.

Fund Response: The objective to seek income is emphasized by the fact that it is identified first in the Investment Objective, followed by the opportunity for capital appreciation to produce total return. However, the Fund is willing to add “primarily” and “secondarily” to the Investment Objective so that it reads as follows: “To primarily seek current income and, secondarily, the opportunity for capital appreciation to produce total return.”

Comment #16: Statutory Prospectus – Strategic Enhanced Yield Fund – Principal Investment Strategy, pg. 20. The following language appears near the end of the first paragraph:

“A significant portion of assets will be invested in non-rated securities or securities rated below investment grade.”

Revise to include the word “junk” or the words “junk debt”.

Fund Response: The Fund has included the requested terminology.

Comment #17: Statutory Prospectus – Strategic Enhanced Yield – Principal Investment Strategy and Risks, pg. 20. The Strategy identifies CMOs and MBS and indicates that a significant portion of assets will be non-rated or “junk.” Fund Risks include Collateralized Mortgage Obligations. How much does this Fund intend to invest in non-agency CMO and non-agency MBS? Also break down by investment grade. In the event that there is a material amount of non-investment grade Non-agency MBS, please also address how the Fund determines that holdings are liquid, with consideration of the Liquidity Rule Adopting Release factors.

Fund Response: It is anticipated that a material portion of the Strategic Enhanced Yield Fund will be invested in agency and non-agency CMO and MBS. It is also anticipated that the Fund will have a significant portion of its net assets invested in unrated and non-investment grade (junk) securities, including non-agency MBS and ABS. The existing SMA strategy investment in unrated and junk bonds is currently around 33%.

Additional information regarding Fund management’s views on liquidity for the Fund follows.

The Fund currently has no plans to impose a limit on the percentage of non-investment grade non-agency MBS it is allowed to hold.

In the case of a large redemption request, the portfolio managers will determine the best method of meeting that redemption. In the current market environment, where the Fund is likely to have excess liquidity, large redemptions would be met by selling the most liquid assets immediately, followed by a rebuilding of the highly liquid portion of the portfolio through non-forced sales of other assets. This would likely be sufficient for a redemption request for up to 25% of the assets. For requests larger than that, to ensure that the remaining assets of the Fund are not outside current risk parameters, the portfolio managers would likely liquidate some of the non-agency MBS/ABS securities and/or corporate securities.

The Fund appreciates that market liquidity conditions are not static. Each month the lead portfolio manager will review the Fund and make a liquidity determination for each security. The securities deemed illiquid are included in accounting records and reported to the Board. Illiquid securities can make up no more than 15% of the Fund.

In determining whether a security is illiquid, the managers assess the following factors:

•	the number of dealers willing to transact in the security;
•	the frequency of trading and trading volume for the security, or securities with similar characteristics;
•	the volatility of trading prices through the various levels of financial market stress;
•	whether the security has any legal or contractual restrictions on resale;
•	the bid/ask spread for the security, or securities with similar characteristics;
•	the availability of, and the managers’ access to, information on the underlying collateral;
•	the number and quality of pricing sources for the security, or securities with similar characteristics; and
•	any other factors relevant to the ability to sell the security at approximately the value at which the Fund has it valued.

Regarding non-agency MBS/ABS specifically, the portfolio managers are involved in this market daily. The managers are in contact with an extensive number of dealers, receiving bids and offers on matching securities or securities with similar characteristics on a daily basis. The types of non-agency securities the managers have typically purchased are from trusts that have been outstanding for more than 10 years. Therefore, the collateral performance history is well-established, readily available, and more easily analyzed. These securities have already gone through the housing crisis and resulting downgrades. Nearly all of the securities purchased by the managers were investment grade at the time of their issuance.

In the managers’ experience, there has been no issue liquidating these positions, even in periods of market stress. The market for these seasoned deals has become deep and mature.

Comment #18: Statutory Prospectus – Strategic Enhanced Yield Fund – Performance Information, pg. 21. The following sentence is not permitted or required in the Summary Prospectus; you may move to another location:

“Also, shareholder reports containing financial and performance information will be mailed to shareholders semi-annually.”

Fund Response: The language has been removed.

Comment #19: General Comment – Statutory Prospectus – Principal Investment Strategy of several Funds. Where an 80% policy is referenced, specify whether “total assets” or “net assets plus borrowing for investment purposes.”

Fund Response CHF does not ordinarily have borrowing for investment purposes. As a result, rather than regularly include a reference to borrowings that likely will not apply in the Prospectus, it is specified in the “Non-Fundamental Policies section of Investment Restrictions in the Statement of Additional Information that when “net assets” is used in the 80% investment requirements, it will be based on net assets plus any borrowings for investment purposes. Where only “assets” appeared, the reference has been changed to “net assets.”

Comment #20: Statutory Prospectus –– Ultra Short Tax-Free Income Fund – Portfolio Managers, pg. 24. The introductory language is plural but there is only one Portfolio Manager listed. Make the language singular.

Fund Response: The change was made.

Comment #21: Statutory Prospectus – Principal Investment Strategy – Intermediate Tax-Free Bond Fund, pg. 26. Refer to Names Rule FAQ #4 – “tax-free” in fund name indicates that the fund will be tax-free for all shareholders for the 80% policy but the Fund specifies “for shareholders who are individuals.”

Fund Response: The Fund is tax-free for the 80% policy; however, the alternative minimum tax concept is focused on individuals. The Fund has revised the relevant paragraph to read as follows: “As a matter of fundamental policy, the Fund invests, under normal circumstances, at least 80% of its assets in municipal securities, the income from which is both exempt from federal income tax and not treated as a preference item for individuals for purposes of the federal alternative minimum tax.”

Comment #22: Statutory Prospectus – Mid Cap Core Equity Fund – Principal Investment Strategy, pg. 34. The Fund indicates, “[t]he Fund defines Mid Cap securities as those that are included in the Russell Midcap Index at the time of purchase.” Please add disclosure of range of that Index as of a recent date.

Fund Response: The Fund added the requested disclosure.

Comment #23: Statutory Prospectus – Mid Cap Core Equity Fund – Principal Investment Strategy, pg. 34. The Fund indicates, “’[e]quity securities’ for purposes of this policy refers to common stocks and securities convertible into common stock.” Confirm in Response to Comments that only convertible securities that are “in the money” are counted as equity securities for purposes of the Fund’s 80% policy.

Fund Response: The Fund confirms that only convertible securities that are “in the money” would be counted as equity securities for purposes of the 80% policy.

Comment #24: Statutory Prospectus – Mid Cap Core Equity Fund – Principal Investment Strategy/Risks, pg. 34. The Fund notes at the end of the Principal Investment Risks section that it may trade securities actively. Add “the Fund may engage in active and frequent trading” to the Principal Investment Strategy.

Fund Response: The Fund added the requested disclosure.

Comment #25: Statutory Prospectus – Opportunistic Fund – Principal Investment Risks/Strategy, pg. 37. The Fund includes Emerging Markets as a Risk but the Principal Investment Strategy does not mention investment in emerging markets. Add if investment in Emerging Markets is a Principal Investment Strategy.

Fund Response: It is not currently anticipated that Emerging Markets will be a Principal Investment Strategy so the Risk has been removed.

Comment #26: Statutory Prospectus – Opportunistic Fund – Principal Investment Risks/Strategy, pg. 37. The Fund includes Limited Number of Holdings as a Risk but the Principal Investment Strategy does not mention that holdings will be limited. Add if limiting the number of holdings is a Principal Investment Strategy.

Fund Response: It is not currently anticipated that limiting the number of holdings will be a Principal Investment Strategy so the Risk has been removed.

Comment #27: General Comment – Statutory Prospectus – Principal Investment Strategy of several Funds. Where the Fund include a reference to investment in derivatives, confirm in Response to Comments that derivatives counted towards any 80% policy are valued based on market value, not notional value.

Fund Response: The Fund hereby confirms that market value, not notional value, will be used.

Comment #28: Statutory Prospectus – World Energy Fund – Principal Investment Risks/Strategy, pg.42. The Fund includes Mortgage-Backed Securities as a Risk but the holdings list does not include any MBS. If it is anticipated that the investment in MBS will grow to be a Principal Strategy, add to the Strategy section; otherwise, delete from Risks.

Fund Response: It is not currently anticipated that MBS investing will be a Principal Investment Strategy so the Risk has been removed.

Comment #29: Statutory Prospectus – Receiving Your Money, pg. 48. It is disclosed that “[n]ormally, you will receive your redemption proceeds within a week after your request is received.” The preference is to phrase in a manner that indicates how quickly CHF pays out (versus customer receipt).

Fund Response: The Fund revised its disclosure regarding redemption, as requested.

Comment #30: Statutory Prospectus – Receiving Your Money, pg. 48. Review Liquidity Rule Adopting Release, page 294 and consider adding more detail regarding redemption in kind. E.g., whether redemptions are pro rata slices of assets, representative baskets or individual securities.

Fund Response: Due to the uncertainty that would lead to CHF making in kind distributions, the manner in which such distributions might be made is similarly uncertain.

Comment #31: Statutory Prospectus – Bullet Points Under Initial Sales Charge Table, pg. 49. With respect to the first two bullet points, Rights of Accumulation and Letters of Intent, disclose how much a shareholder would need to purchase in order to be entitled to a lower fee.

Fund Response: The $200,000 purchase amount necessary to qualify is provided specified in the table above. That amount is now also specified in the Rights of Accumulation and Letters of Intent bullet points.

Comment #32: Statutory Prospectus – Bullet Points Under Initial Sales Charge Table, pg. 49. The second to last sentence states,

“In addition, the initial sales charge may be waived on purchases of Class A Shares through financial intermediaries that have entered into an agreement with the Distributor that allows the waiver of the sales charge.”

See IM Guidance Update 2016-06 (top of page 2; related to DOL Rule). If considered a class under 12(a)(2), need to specifically identify each financial intermediary that has an eligible agreement. Can use an appendix.

Fund Response: The quoted language was added in order to permit future relationships with financial intermediaries but at this time, no such agreements exist.

Comment #33: Statutory Prospectus – Contingent Deferred Sales Charges, pg. 49. Reconcile disclosure from Summary Prospectus Fee Table footnotes with statements here. In particular, the statements related to conditions to dealer concession. Will need to identify dealers that pay concessions if use of particular dealers may result in variations in redemption.

Fund Response: The language has been reconciled. There do not currently exist any variations in the concessions paid to dealers that could result in redemption variations.

Comment #34: Statutory Prospectus – Additional Information about the Funds – Temporary Defensive Positions, pg. 54. Need to identify the types of investments that the Funds will hold.

Fund Response: Additional information from the SAI regarding the Funds’ ability to invest in cash, cash equivalents and short-term municipal securities was added.

Comment #35: Statement of Additional Information – Concentration Policy, pg. 5. How are non-agency mortgage backed securities counted with respect to concentration.

Fund Response: The Funds continue to rely on the following sub-classifications for non-agency residential mortgage-backed securities that were previously described in detail in the Funds April 20, 2011 Responses to Comments from SEC regarding the CHF PEA filed February 11, 2011:

1.	Prime-Fixed
2.	Prime-ARM
3.	Alt-A Fixed
4.	Alt-A ARM
5.	Subprime

Comment #36: Statement of Additional Information – Investment Restrictions - #13 Concentration, pg. 19. Confirm in Response to Comments that the Funds will look through a private activity municipal bond where principal and interest payments are derived principally from assets and revenues of a non-governmental entity to determine the industry that the bond is allocated to for purposes of policy.

Fund Response: The Funds will look through a private activity municipal bond where principal and interest payments are derived principally from assets and revenues of a non-governmental entity to determine the industry that the bond is allocated to for purposes of its concentration policy.

Comment #37: Statement of Additional Information – Investment Restrictions - #13 Concentration, pg. 19. Confirm in Response to Comments that Funds will consider the concentration of underlying funds in which they invest when determining compliance with their own concentration policy.

Fund Response: Where relevant, the Funds will give consideration to the possibility of concentration of underlying funds in which they invest when determining compliance with their own concentration policy.

Comment #38: Statement of Additional Information – Investment Restrictions, pg. 19, Page 3 of the Statement of Additional Information discloses that it is a fundamental policy of the Active Core Fund to invest at least 25% of its net assets in equities. Consider adding as a fundamental policy in this section.

Fund Response: The Active Core 25% policy has been added to the list of fundamental policies.

Comment #39: Part C – Powers of Attorney. Consider updating older Powers of Attorney.

Fund Response: The Fund has obtained updated Powers of Attorney.

If you have any questions or additional comments, please call me at the number set forth above.

   /s/ Amy Newsome